Mail Stop 3561

February 25, 2010

Mitchell Rubenstein
Chairman and Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road
Boca Raton, Florida 33431

> **Re:** **Hollywood Media Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 29, 2010**
> **File No. 001-14332**

Dear Mr. Rubenstein:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that members of the company's board and management will receive benefits as a result of the transaction. Where you include the board's recommendation, disclose with equal prominence that board members will directly benefit from the transaction. Make similar revisions in all applicable places in the filing.

2. Please revise to clearly indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

Letter to Stockholders

3. Please revise your cover page to simplify your explanation of the steps of the transaction, which may be detailed later in the summary, and limit it to a single page.

Summary Term Sheet, page 1

4. We note that your summary term sheet contains lengthy, detailed information regarding the transaction. Please note that the summary term sheet should set forth only the most material terms of the transaction, should not recite all information contained in the proxy statement and should be in bullet format. Please revise accordingly. For further guidance, refer to Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760.

Purchase Price, page 2

5. Please disclose the total amount of consideration to be received in the transaction.

6. Please briefly describe how the transaction will be financed, including the nature of J.P. Morgan Securities Inc.'s role in the financing.

7. Please disclose the transaction costs associated with the sale of the Broadway Ticketing Division.

Use of Proceeds, page 5

8. Under this heading and elsewhere in your filing, you state that you expect "to either (i) pay a one-time special cash dividend to its shareholders of approximately $0.60 per share of Hollywood Media common stock, totaling approximately $18 million, or (ii) engage in a self-tender offer to purchase shares of Hollywood Media common stock at a per-share price to be determined in the future, totaling approximately $18 million." Please revise your filing to disclose whether you are required to pay a one-time special dividend or engage in a self-tender and describe in more detail your use of proceeds in the event you determine not to do either.

Reasons for the Sale of Theatre Direct, page 5

9. Please explain in greater detail in the first bullet point the risks associated with maintaining the operations of the Broadway Ticketing Division and why the company believes that the transaction is a better alternative.

Interests of Certain Persons in the Sale of Theatre Direct, page 6

10. Please quantify in dollars the value of the shares that will immediately vest as a result of the transaction.

11. We note your disclosure beginning on page 42 that the employment agreements for Mr. Rubenstein and Ms. Silvers were amended in connection with the transaction. Please briefly describe the material changes and quantify the amounts to be paid under these agreements.

Effects on Hollywood Media if the Sale of Theatre Direct is Completed . . ., page 11

12. We note your risk factor on page 30. Please disclose whether the transaction will have any effect on your shares being listed on a stock exchange.

Questions and Answers About the Sale of Theatre Direct and the Special …, page 14

13. You currently repeat information in your Q&A section and your summary section. The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. When revising these sections, please consider disclosing procedural information about the transaction in the Q & A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the transaction, including taxation, in the summary.

Risk Factors, page 27

14. Please delete the last sentence of the first paragraph in which you state that additional risks and uncertainties not presently known to you or that are not currently believed to be important to you also may adversely affect you. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Background of the Sale of Theatre Direct, page 33

15. In the first paragraph, please describe in greater detail why the board authorized management to discuss a possible strategic relationship with Key Brand and identify the person who initiated the contacts or negotiations with Key Brands in December 2008. See Instruction to paragraph (b) of Item 1005 of Regulation M-A.

16. Please identify the members of the special committee of your board of directors who assisted management in negotiations with prospective buyers regarding a potential sale of Theatre Direct.

17. Please disclose the details of the negotiation of the earnout and, in particular, the determination of the revenue thresholds.

18. Please disclose whether, and the extent to which, the board made any specific inquiries into the matters supporting the analysis and opinion of Peter J. Solomon Company when the opinion was delivered. If any inquiries were made, describe the matters that were raised and how the matters were resolved.

Reasons for the Sale of Theatre Direct, page 44

19. We note that the board of directors may have considered factors other than those that are discussed in the proxy materials. Please revise to state whether the board considered all material factors, including the risk factors you disclose beginning on page 27.

20. Please expand your explanation of why the factors were viewed by your board of directors as supporting its decision to enter into the merger agreement, including the following:

- In the fourth bullet, you will retain ownership of your Ad Division, your Intellectual Properties Division and your minority equity interest in MovieTickets.com, Inc.

- In the fifth bullet, "information regarding the financial performance, business operations, capital requirements and future prospects of Hollywood Media and Theatre Direct and the potential uses of net cash proceeds received from the proposed sale of Theatre Direct." In this regard, vague statements of topics, such as "financial performance, business operations, capital requirements and future prospects..." are not sufficient.

Please explain how each factor supports or does not support the decision to approve the merger.

Opinion of Hollywood Media's Financial Advisor, page 46

21. Please provide us with a copy of the board books and any other materials distributed by Peter J. Solomon Company to assist your board of directors in evaluating the transaction. Please note that we may have further comments after reviewing these materials.

22. We note that the financial advisor reviewed financial projections in connection with the fairness opinion. Please supplementally provide to us material projections that were exchanged and relied upon among Hollywood Media, Theatre Direct, Key Brand and your financial advisor. Please also summarize this information and the underlying assumptions in the proxy statement.

23. We note that your disclosure that events occurring after December 18, 2009 may affect the financial advisor's opinion, and Peter J. Solomon Company did not assume any obligation to update, revise or reaffirm its opinion. Please disclose whether any material changes in the Company's operations, performance or in any of the projections or assumptions upon which Peter J. Solomon Company based its opinion have occurred since the delivery of the opinion or are anticipated to occur before the shareholder meeting.

Miscellaneous, page 51

24. We note the disclaimer by the financial advisor in the last sentence of the second paragraph. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

25. The second paragraph on page 3 of Peter J. Solomon Company's opinion states that it may receive additional consideration for services upon the closing of the transaction. Please disclose whether any fees to be paid to a financial advisor will be contingent on the successful completion of the transaction.

Change of Control Payments to Certain Employees of Hollywood Media, page 54

26. We note your disclosure in the first paragraph on page 55. In particular, you disclose that if "Mr. Rubenstein and Ms. Silvers continue to be employed by Hollywood Media on the first anniversary of the consummation of the sale of Theatre Direct …, one-half of the deferred change of control payments to Mr. Rubenstein and Ms. Silvers will be paid to them as payments are received by Hollywood Media on the Promissory Note, on a pro rata basis, and one-half of such payments will be paid to Mr. Rubenstein and Ms. Silvers as payments are received by Hollywood Media on the first half of the earnout to be paid by Key Brand pursuant to the Stock Purchase Agreement, on a pro rata basis…" Please revise to clarify whether Mr. Rubenstein and Ms. Silvers are eligible to receive a pro rata portion, in accordance with the schedule set forth on page 55, of payments received by Hollywood Media under the note and the earnout, if any, prior to the first anniversary of the consummation of the transaction. Please clarify your disclosure elsewhere, as appropriate, including under the heading "Deferral of Change of Control Payments Pursuant to Amendments to Employment Agreements of Mr. Rubenstein and Ms. Silvers" on page 79.

27. Please revise to clarify whether and, if so, under what circumstances Mr. Rubenstein and Ms. Silvers will be entitled to the deferred change of control payments in a lump sum at or after the first anniversary of the consummation of the sale of Theatre Direct.

Terms of the Stock Purchase Agreement, page 55

28. We also note your disclosure in the second paragraph under this heading as well as your disclosure under the heading "Representations and Warranties" on page 63. Please note that disclosure regarding an agreement's representations and warranties in a proxy statement constitutes a disclosure to investors. You are responsible for the accuracy of any disclosure in the public filings. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please confirm your understanding in this regard. Please also include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Material U.S. Federal Income Tax Consequences, page 81

29. Please revise the subheadings and the disclosure in this section and elsewhere, as appropriate, to delete the word "certain" and to indicate, if true, that you have discussed the material United States federal income tax consequences.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director